Delta Petroleum Corporation
Common Shares
247907207
December 31, 2005


CUSIP 247907207
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 8,102,976

6. 451,300

7. 8,102,976

8. 451,300

9. 535,600

10. n/a

11. 1.1%

12. BD


Item 1
(a) Delta Petroleum Corporation
(b) 370 Seventeenth Street, Suite 4300
    Denver, Colorado
    80202
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 247907207

Item 3
n/a

Item 4
(a) 535,600
(b) 1.1%
(c) (i) 8,102,976
    (ii) 451,300
    (iii) 8,102,976
    (iv)  451,300

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
January 6, 2006
Neal Nenadovic
Chief Financial Officer